UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                                (Amendment No. 8)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         PLATINUM ENERGY RESOURCES INC.
                                (Name of Issuer)

                    COMMON STOCK, $.0001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    727659104
                                 (CUSIP Number)

                                 Barry Kostiner
                                189 McNamara Rd.
                          Wesley Hills, New York 10977
                                 (845) 323-0434

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                             Eliezer Helfgott, Esq.
                            Sills Cummis & Gross P.C.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                December 10, 2007
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

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CUSIP NO  727659104                                          Page 2 of 10
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Barry Kostiner
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                         (b)
--------------------------------------------------------------------------------
3          SEC USE ONLY

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4          SOURCE OF FUNDS

           AF
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada
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                          7       SOLE VOTING POWER

       NUMBER OF                  968,130
--------------------------------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  7,927,096
--------------------------------------------------------------------------------
    REPORTING PERSON      9       SOLE DISPOSITIVE POWER
          WITH
                                  968,130
--------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  7,927,096
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,895,226
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           33.5% (see Item 5 for an explanation)
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
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

                                  SCHEDULE 13D
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CUSIP NO  727659104                                          Page 3 of 10
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Braesridge Energy LLC
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)

                                                                         (b)
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  None
--------------------------------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  7,927,096
--------------------------------------------------------------------------------
    REPORTING PERSON      9       SOLE DISPOSITIVE POWER
          WITH
                                  None
--------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  7,927,096
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,927,096
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           30.0% (see Item 5 for an explanation)
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           OO
--------------------------------------------------------------------------------

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

      This Amendment No. 8 ("Amendment No. 8") to Schedule 13D amends and supplements the statement on Schedule 13D filed by Barry Kostiner and Braesridge Energy LLC ("BEL"), as previously amended and supplemented, pursuant to a Joint Filing Agreement filed with the original Schedule 13D on September 12, 2007, with respect to the common stock, $.0001 par value per share (the "Common Stock") of Platinum Energy Resources Inc., a Delaware corporation (the "Issuer"). Capitalized terms used and not defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D and the amendments thereto.

Item 2. Identity and Background

      Item 2 of this Schedule 13D is hereby amended and restated as follows:

      (a) - (c) This Schedule 13D is being filed by Barry Kostiner and BEL. BEL is a Delaware limited liability company. BEL is owned as follows: Mr. Kostiner (33%), Regent Venture V LLC (65%) and others (2%). Mr. Kostiner is the manager of BEL. As the manager of BEL, in which capacity he has voting and/or investment power over the shares of Common Stock held by BEL, Mr. Kostiner may be deemed to beneficially own the Common Stock held by BEL. BEL disclaims beneficial ownership in the 933,130 shares of Common Stock beneficially owned by Mr. Kostiner and over which Mr. Kostiner has sole voting and dispositive power.

      Mr. Kostiner is Chief Executive Officer and a director of the Issuer. He resides at 189 McNamara Rd., Wesley Hills, New York 10977.

      BEL has its principal offices at 189 McNamara Road, Wesley Hills, NY 10977. As its principal business, BEL is engaged in energy investing.

      Regent Venture V LLC ("Regent") is a Nevada limited liability company with principal offices at 9440 West Sahara, Suite 240, Las Vegas, NV 89117. The principal business of Regent is energy investing. Regent is managed by Syd Ghermezian. The ultimate economic interest in Regent is held by certain members of the Ghermezian family by virtue of their ownership, directly or indirectly, of various entities, which entities own Regent. Mr. Ghermezian and the other members of the Ghermezian family are Canadian citizens, with principal business interests in Canadian and U.S. real estate and other ventures.

      (d) - (e) Neither Mr. Kostiner, BEL, Regent nor Mr. Ghermezian has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. Neither Mr. Kostiner, BEL, Regent nor Mr. Ghermezian has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

      (f) Mr. Kostiner is a Canadian citizen. Mr. Ghermezian is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Consideration

      Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following:

      Pursuant to an order placed on November 26, 2007 BEL purchased 532,996 Warrants on the open market on December 10, 2007 at a purchase price of $1.90 per Warrant for an aggregate purchase price of $1,012,692. The source of funds for the payment by BEL for such Warrants was BEL's working capital.

Item 5. Interest in Securities of the Issuer

      (a) (ii) BEL is the record owner of 3,454,800 shares of Common Stock and 4,472,296 Warrants (which are immediately exercisable), representing approximately 30.0% of the outstanding Common Stock. The calculation of the foregoing percentage is on the basis of 22,070,762 shares of Common Stock outstanding as of December 11, 2007. Mr. Kostiner, as the manager of BEL, in which capacity he has voting and/or investment power over the shares of Common Stock held by BEL, may be deemed to beneficially own the shares of Common Stock held by BEL. BEL disclaims beneficial ownership in the shares and warrants held by Mr. Kostiner described above Item 5(a)(i).

      (c) (i) No trades were made by Mr. Kostiner of shares of Common Stock of the Issuer since the last filing on Schedule 13D.

          (ii) No trades were made by BEL of shares of Common Stock of the Issuer since the last filing on Schedule 13D. Pursuant to an order placed on November 26, 2007 BEL purchased 532,996 Warrants on the open market on December 10, 2007 at a purchase price of $1.90 per Warrant for an aggregate purchase price of $1,012,692.









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

Signatures

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 12, 2007


                                            By: /s/ Barry Kostiner
                                                ------------------




                                            Braesridge Energy LLC


                                            By: /s/ Barry Kostiner
                                                ------------------
                                                Name:  Barry Kostiner
                                                Title: Manager

























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